OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

ALEXZA PHARMACEUTICALS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
015384 10 0
(CUSIP Number)
FEBRUARY 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	015384 10 0	Page	2	of	20

1	NAMES OF REPORTING PERSONS: Alloy Ventures 2002, LLC (“Alloy 2002”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
68-0503552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”) and 35,594 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole voting power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,353,950 shares, Craig Taylor, John F. Shoch, Douglas E. Kelly, J. Leighton Read, Daniel I. Rubin and Tony Di Bona, the managing members of Alloy 2002, may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures and 35,594 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,353,950, Craig Taylor, John F. Shoch, Douglas E. Kelly, J. Leighton Read, Daniel I. Rubin and Tony Di Bona, the managing members of Alloy 2002, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,353,950 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	015384 10 0	Page	3	of	20

1	NAMES OF REPORTING PERSONS: Alloy Ventures 2002, L.P. (“Alloy Ventures”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
68-0503555

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		1,318,356 shares. Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole voting power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,318,356 shares, Craig Taylor, John F. Shoch, Douglas E. Kelly, J. Leighton Read, Daniel I. Rubin and Tony Di Bona, the managing members of Alloy 2002, may be deemed to have shared power to vote these shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,318,356 shares. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

1,318,356 shares, Craig Taylor, John F. Shoch, Douglas E. Kelly, J. Leighton Read, Daniel I. Rubin and Tony Di Bona, the managing members of Alloy 2002, may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,318,356 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.54%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	015384 10 0	Page	4	of	20

1	NAMES OF REPORTING PERSONS: Alloy Partners 2002, L.P. (“Alloy Partners”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0539233

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		35,594 shares. Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures 2002, L.P. (“Alloy Ventures”) and Alloy Partners, may be deemed to have sole voting power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		35,594 shares, Craig Taylor, John F. Shoch, Douglas E. Kelly, J. Leighton Read, Daniel I. Rubin and Tony Di Bona, the managing members of Alloy 2002, may be deemed to have shared power to vote these shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,594 shares. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

35,594 shares, Craig Taylor, John F. Shoch, Douglas E. Kelly, J. Leighton Read, Daniel I. Rubin and Tony Di Bona, the managing members of Alloy 2002, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

35,594 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.149%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	015384 10 0	Page	5	of	20

1	NAMES OF REPORTING PERSONS: Craig Taylor (“Taylor”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”) and 35,594 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole voting power to vote these shares. Taylor is a managing member of Alloy 2002 and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures and 35,594 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares. Taylor is a managing member of Alloy 2002 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,353,950 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	015384 10 0	Page	6	of	20

1	NAMES OF REPORTING PERSONS: Douglas E. Kelly (“Kelly”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”) and 35,594 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole voting power to vote these shares. Kelly is a managing member of Alloy 2002 and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures and 35,594 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares. Kelly is a managing member of Alloy 2002 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,353,950 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	015384 10 0	Page	7	of	20

1	NAMES OF REPORTING PERSONS: John F. Shoch (“Shoch”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”) and 35,594 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole voting power to vote these shares. Shoch is a managing member of Alloy 2002 and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures and 35,594 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares. Shoch is a managing member of Alloy 2002 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,353,950 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	015384 10 0	Page	8	of	20

1	NAMES OF REPORTING PERSONS: Tony Di Bona (“DiBona”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Australia

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”) and 35,594 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole voting power to vote these shares. DiBona is a managing member of Alloy 2002 and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures and 35,594 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares. DiBona is a managing member of Alloy 2002 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,353,950 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	. 015384 10 0	Page	9	of	20

1	NAMES OF REPORTING PERSONS: Daniel I. Rubin (“Rubin”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”) and 35,594 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole voting power to vote these shares. Rubin is a managing member of Alloy 2002 and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures and 35,594 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares. Rubin is a managing member of Alloy 2002 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,353,950 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	015384 10 0	Page	10	of	20

1	NAMES OF REPORTING PERSONS: J. Leighton Read (“Read”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		6,250 shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”) and 35,594 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole voting power to vote these shares. Read is a managing member of Alloy 2002 and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,250 shares.

WITH:	8	SHARED DISPOSITIVE POWER:

1,353,950 shares, 1,318,356 shares are directly owned by Alloy Ventures and 35,594 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares. Read is a managing member of Alloy 2002 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,378,950 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.
(a)	Alexza Pharmaceuticals, Inc.

(b)	1020 East Meadow Circle Palo Alto, CA 94303
Item 2.
(a)	Name of Person Filing Exhibit A is hereby incorporated by reference

(b)	Address of Principal Business Office or, if none, Residence See Exhibit A

(c)	Citizen See Exhibit A

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 015384 10 0

Item 3.	Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: See Exhibit B which is hereby incorporated by reference and related pages 2 to 19.

(b)	Percent of Class:

See Exhibit B which is hereby incorporated by reference and related pages 2 to 19.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote See Footnote [1]

(ii)	Shared power to vote or to direct the vote See Footnote [1]

(iii)	Sole power to dispose or to direct the disposition of See Footnote [1]

(iv)	Shared power to dispose or to direct the disposition of

(v)	See Footnote [1]

Item 5.	Ownership of Five Percent or Less of a Class
                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

[1]	See Exhibit B which is hereby incorporated by reference and related pages 2 to 19. Taylor, Shoch, Di Bona, Read, Kelly and Rubin are managing members of Alloy 2002. Alloy 2002 is the general partner of Alloy Ventures and Alloy Partners. As such, they may be deemed to have shares voting and disposition powers over the shares held by Alloy Ventures and Alloy Partners.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
Date

Alloy Ventures 2002, LLC

By: /s/ Tony Di Bona
Tony Di Bona, Managing Member

Alloy Ventures 2002, L.P.

By: /s/ Tony Di Bona, Managing Member of Alloy Ventures 2002, LLC,
the general partner of Alloy Ventures 2002, L.P.

Alloy Partners 2002, L.P.

By: /s/ Tony Di Bona, Managing Member of Alloy Ventures 2002, LLC,
the general partner of Alloy Partners 2002, L.P.

/s/ Tony Di Bona, Authorized Signer
CRAIG TAYLOR

/s/ Tony Di Bona, Authorized Signer
DOUGLAS E. KELLY

/s/ Tony Di Bona, Authorized Signer
JOHN F. SHOCH

/s/ Tony Di Bona
TONY DI BONA

/s/ Tony Di Bona, Authorized Signer
J. LEIGHTON READ

/s/ Tony Di Bona, Authorized Signer
DANIEL I. RUBIN

Exhibit A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Alexza Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
Executed this 12th day of February, 2007.

Alloy Ventures 2002, LLC

By: /s/ Tony Di Bona
Tony Di Bona, Managing Member

Alloy Ventures 2002, L.P.

By: /s/ Tony Di Bona, Managing Member of Alloy Ventures 2002, LLC,
the general partner of Alloy Ventures 2002, L.P.

Alloy Partners 2002, L.P.

By: /s/ Tony Di Bona, Managing Member of Alloy Ventures 2002, LLC,
the general partner of Alloy Partners 2002, L.P.

/s/ Tony Di Bona, Authorized Signer
CRAIG TAYLOR

/s/ Tony Di Bona, Authorized Signer
DOUGLAS E. KELLY

/s/ Tony Di Bona, Authorized Signer
JOHN F. SHOCH

/s/ Tony Di Bona
TONY DI BONA

/s/ Tony Di Bona, Authorized Signer
J. LEIGHTON READ

/s/ Tony Di Bona, Authorized Signer
DANIEL I. RUBIN

POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of J. Leighton Read, M.D., John. F. Shoch and Tony Di Bona, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 10th day of September, 2002.

/s/ Craig C. Taylor

Craig C. Taylor

POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of J. Leighton Read, M.D., John F. Shoch, Tony Di Bona and Craig C. Taylor, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 10th day of September, 2002.

/s/ Douglas E. Kelley

Douglas E. Kelley

POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of J. Leighton Read, M.D., Craig C. Taylor and Tony Di Bona, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 10th day of September, 2002.

/s/ John F. Shoch

John F. Shoch

POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of John F. Shoch, Craig C. Taylor and Tony Di Bona, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 10th day of September, 2002.

/s/ J. Leighton Read

J. Leighton Read, M.D.

POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of John F. Shoch, Craig C. Taylor and Tony Di Bona, signing individually, the undersigned’s true and lawful attorneys-in fact and agents to:
     (1) execute for and on behalf of the undersigned, an officer, director or holder of a registered class of securities of any company (in reference to any such company, the “Company”), any form or document to be filed with the United States Securities and Exchange Commission in accordance with any rule, regulation or statute that governs such filing;
     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such form or document, complete and execute any amendment or amendments thereto, and timely file such forms or documents or amendments thereto with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
     (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with any rule, regulation or statute which applies to such forms or documents.
     This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact shall no longer be employed by Alloy Ventures, Inc.
     In Witness Whereof, the undersigned has cause this Power of Attorney to be executed as of this 8th day of February, 2006.

/s/ Daniel I. Rubin

Daniel I. Rubin

EXHIBIT B TO SCHEDULE 13G – ALEXZA PHARMACEUTICALS, INC.

	Aggregate Number of Shares
	Beneficially Owned		% of
Name of Originator	Individual	Aggregate	Total Shares
Alloy Partners 2002, L.P.	35,594		0.149%
Alloy Ventures 2002, L.P.	1,318,356		5.54%
Douglas Kelly		1,353,950 Note 1	5.69%
Craig Taylor		1,353,950 Note 1	5.69%
John Shoch		1,353,950 Note 1	5.69%
Tony Di Bona		1,353,950 Note 1	5.69%
J. Leighton Read	6,250 Note 2	1,353,950 Note 1	5.72%
Daniel I. Rubin		1,353,950 Note 1	5.59%
The address for all the above is: 400 Hamilton Avenue, 4th Floor, Palo Alto, California 94301
Alloy Ventures 2002, LLC, Alloy Partners 2002, L.P., and Alloy Ventures 2002, L.P. are organized in California. The individuals are all U.S. citizens and residents, other than Tony Di Bona who is a citizen of Australia and a U.S. resident.
None of the above has been convicted of any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.
All of the parties are individuals or entities in the venture capital business.
Note 1: Includes shares held by the following partnerships: Alloy Partners 2002, L.P. and Alloy Ventures 2002, L.P. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnerships.
Note 2: Includes 6,250 shares of an option automatically granted under Alexza Pharmaceuticals, Inc. 2005 Non-Employee Stock Option Plan on March 8, 2006 for 25,000 shares of common stock, which option vests for 1/48th of the shares per month over four years from the date of grant.